Call Assistant, Inc.

Software | Technology | Minority Owned | App | B2C

Manage and personalize incoming calls like never before!

CALLASSISTANTAPP.COM LODI CALIFORNIA





Tired of Spam and not being able to really understand who is calling and direct a real conversation with the inbound caller instead of just hanging up to voice mail.

Paulo Taylor Chief Technology Officer @ Call Assistant, Inc.

Why you may want to support us...

1. Be part of a global shift in how we use our phone
2. No more Spam on your phone
3. Place callers on hold with music, automate custom responses when busy.
4. Read your voicemail in line with your call log.
5. Screen calls with an automated AI voice assistant.
6. AI assistant will learn your behavior and provided automated responses to inbound callers.
7. Let callers know you are in a meeting and you will call them back. Reminder set in call log.
8. Customize your call screener buttons to fit your life and business.

Why investors ❤ us

WE'VE RAISED $60,103 SINCE OUR FOUNDING



After meeting the talented Call Assistant team and using the product, I began to understand how this application elevates how I interact with potential callers. The ability to screen, block, and communicate with incoming calls allows me to regain control. Mobile technology improvements and unlimited phone plans have brought the world of marketing automation (robo-calling, spoofing, etc.) to all-time highs. As someone who uses their cell phone as a primary means of communication, I found myself answering dozens of marketing calls every week, eating into my productivity. Call Assistant created a way for me to interact with callers and

... *read more*

Don Allen CIO Excelerate Brands

LEAD INVESTOR **INVESTING $1,000 THIS ROUND & $50,000 PREVIOUSLY**

Our team

AND OUR MAJOR ACCOMPLISHMENTS



Lonnie Wills

CEO

Successful Entrepreneur, prior senior executive of a public company, tremendous experience building teams to succeed and a veteran of the United States Marine Corps.



Paulo Taylor

Chief Technology Officer

Co-founder of ebuddy.com with over 350M accounts, Techcrunch Best International Startup 2009 Award and Best Innovative Entrepreneurship of Portuguese Diaspora Award



Doug Selph

Senior Architect

Lead Developer and System Architect for a number of applications: SmartCalls, CallSnap, CallCheck and Call Assistant. Full APP development, from concept to production.



Monil Patel

Senior Architect

Senior developer building mobile apps. Two Masters degrees.

Downloads

CA Investor Pitch v 1.5.pdf

We help busy people like YOU be in control of your important calls

It's Simple... You want to always know who's calling

You want more time to answer

You want to minimize interruption

You want to optimize productivity

we have the ANSWER...


Call Assistant - Your Virtual Call Manager
Watch later
Share
Personalize
You can create your own buttons and tell me what to say to your callers

Always know who's calling

Find out who's calling and what they want in real-time, instead of letting that missed business opportunity go to voicemail

Inbound Call Screen - Now you have control over your inbound calls, giving you more time to determine if this is a call for you


Incoming Call
Jacob Marks
San Francisco, CA
Screener
Eating
Hold On
Meeting
Call Back

Call Screener provides text translation of your inbound caller so you can decide if you want to answer the call, block them because its Spam, or set a call back reminder and send them to voice mail because you are busy driving, eating, in a meeting or just dont want to take the call right now because you are talking to a friend, business colleague or just watching TV.


Screening Call
Assistant said
Hi, I'm Josh's Call Assistant. Please state your name and why you are calling and I will try to get Josh on the line.
Caller replied
Hey Josh, I'm calling about that listing that you have on Trulia and would love to talk to you about when I can come see it.
Repeat That
Call Me Back
I'll Call You Back
Hangup
Answer
Block

There are so many more features but lets talk about us, the team that created Call Assistant and why we did it. My name is Lonnie Wills, the CEO of Call Assistant, I was brought on to help build an incredible team and take this amazing product to market. You couldn't have asked for better timing when approached in the middle of last year while running two companies and managing hundreds of calls a day between lenders who wanted to lend me money and outsource companies that wanted to do my development work. I had basically turned my phone off and my customers were contacting to me via slack. My phone turned into an expensive calendar and I was at a loss with managing spam calls. Call Assistant resolved this issue in a matter of a couple of weeks, between Nomorobo and the ability to screen and block spam calls, my phone almost never rings now, except for my customers who I can confidently answer without the fear of another sales call or spam call. I was sold from day one and many of our customers who have similar experiences see the immediate value of our application and want to purchase the product before the trial is even over which is a great testament to our solution.

Whats the latest on customer acquisition?

Since March when we launched this we have been experimenting with ad budgets, types of ads and understanding our market so we can create the right marketing plan to achieve exponential growth. Here is what we have learned:

1. If we spend 10k in marketing it will create ~ 2500.00 in monthly recurring revenue with an ROI in less than 4 months for the marketing spend.
2. A large number of our current customers are Doctors, Nurses and Technical people. In all of our target audience research we found that are ads were the most successful when reaching out to medical professions and technical professions within the computer and science industry.
3. Customers who have problems with lots of spam calls and callers that are not part of their community really use our app. Our top ten customers get over 2000 calls a month. It is like getting 65-70 calls a day. We see that number go to nearly zero within a month of using our service.
4. Our active customer base has grown from a few hundred to several thousand in the last 5 months and we see a lot of our users using the call screening and hold music features every day.
5. We have blocked over 11,000 robo calls and are averaging around 1500 robo calls blocked per a month. As we add more users, the number of robo blocked calls increases as well.

What is the customer saying about us?

"Great customer service! Awesome app and if there are issues they fix quickly and actually respond to questions! Highly recommend!"

"Best call screener I've ever seen. Keep up the excellent work!"

"Great app and can even be fun at times. Only issue I've had was resolved what felt like immediately. The only thing I feel would make it better would be more functions during the call."

"Really excellent work on the app and it's super cool features. I would love to see more features -but it is awesome the way it is!" Joel Woodlyn

In general, we have a very happy user base but I would be misleading you if I said it was perfect and all of our users were happy. There are two areas where we continue to work at with our customers.

Installing and uninstalling Call Assistant.

Let's face it, we have to do some complicated backend work to enable our service to work on any android phone. The main thing we have to do is setup conditional call forwarding which most people are not aware of as a user of their own cell phone. Conditional call forwarding is used to manage your voicemail and to use our voicemail service we have to change the conditional call forwarding to our service. We continue to educate our users through the install process and continue to work on processes that automate this part of the on-boarding but it can still fail for many reasons and when it isn't working for a particular new installer they can write a 1 star review.

This was a 1-star review where we reached out to the user immediately and he then changed it to a 5-star:

"Had an issue with it not registering properly but in the end the CEO helped me resolve this and it's working perfectly fine now! Highly recommend this app and big shout out to team, customer support is on a whole new level over here!"

We also tend to get a lot of users from Boost or other carriers that do not support conditional call forwarding and this is what they say.

"I would be happy to give an actual review if only the app worked... During the process of me setting up the app. It would continuously crash and have me call an unavailable number. I hope for help if possible."

Please note that we continue to educate our users about what carriers we support on our app page as well as provide an FAQ around supported and non-supported carriers.

The other area is in the world of uninstalling our app. The biggest issue here is that users don't have to be in our app to uninstall it, they just have to long click the icon of our app and select uninstall and the app is gone. Google doesn't allow us to provide any warning message or details about properly uninstalling our app when they use the uninstall function provided by google. We have tackled this issue head on by doing the following:

1. Updated the play store listing

2. Provided more visibility to this in our app with a prepare to uninstall function.

3. We email every user after they uninstall the app to ensure that they remembered to return the call forwarding back to their carrier by providing instructions to uninstall our app correctly.

4. Updated our FAQ to include more details on how to properly uninstall our app.

5. We started creating Youtube videos that show users how to properly uninstall our app.

The net result, its starting to make a difference as we see the number of uninstall's go down as well as the number of complaints go down as well. Customer satisfaction is a critical component to our long term growth and success which is why is our top priority here at Call Assistant and we continue to grow and build success with our community.

What does this all mean to our customers and investors?

We have literally created one of the best calling management apps available in the google market place. We are a small, self funded team committed to building and supporting our customers. We know with the right amount of funding we will become one of the leaders in this marketplace and we can already see that happening from the users leaving our competitors to be part of the Call Assistant Community.

Funding will help us create better processes and resources to support our growing customer base as well as fund our marketing efforts to grow our base. The investment you make will create more value in our company which will allow us to have a greater return on your investment. We are excited about the future of Call Assistant and having you join our community.

Investor Q&A

– COLLAPSE ALL

What does your company do?

We are your virtual call assistant that screens your calls and allows you to manage each call with a custom response. Our goal is to provide a virtual AI Assistant who learns your behavior and answers for you, puts callers on hold while you complete a conversation or meeting with another caller.

Where will your company be in 5 years?

In five years we hope to be the leader in call experiences, providing personal and business users the ability to manage voicemail, inbound calls from their phone and computer.

Why did you choose this idea?

Tired of Spam and not being able to really understand who is calling and direct a real conversation with the inbound caller instead of just hanging up to voice mail.

How far along are you? What's your biggest obstacle?

Our app is in production and we have over 17,000 downloads. We continue to grow by investing in our marketing campaigns and adding functionality to our product.

Who competes with you? What do you understand that they don't?

U-mail, they are handling voice mail, we do this in a way that is more in line with how you use your phone everyday. We take it much further with AI we are able to answer a call with a virtual assistant, provide the user with a voice to text response of the inbound caller of why they are calling. This then allows the user to answer the call, put them on hold, let them know they are in a meeting and set a reminder to call back, to just name a few of the features.

Our customers are working parents who find themselves working from home or travel for work and their cell phone is both their personal phone and business phone. They are real-estate agents, remote technical support employees, house parents, Doctors, Dentists, Veterinarians, etc.

How will you make money?

Our revenue model is based on both monthly and annual subscriptions. Currently we are seeing nearly 50% of our users purchasing annual subscriptions while the remainder purchase the monthly service. We also provide a free version which is support by advertising. We will be implementing several features that will provide things like a second line for business calls that we will charge an additional fee for what we are calling "Business Services"

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed?

One of our biggest risks is changing technology in the mobile space that would provide the services we have built natively from someone like google or samsung or Apple. If we fail, it will be due to our inability to grab enough market share prior to our exit strategy. Early adoption of users, our current acquisition cost is about 1.38 per a subscriber.

What are your customers saying about you?

Our subscribers describe our app as the only app out there that does what we do and they couldn't live without Call Assistant. We have had several customers write to us when there was a technical issue with their phone saying "Please help me fix this, Call Assistant has changed my life and I need this app working asap!"

We continue to improve our customer feedback mechanisms to include a community that we started in Q32020 and changing our feedback mechanism on the app to zendesk to help us provide live chat with customers as well as provide a ticket system to manage open tickets with customers. It's made a huge difference in our ability to support users more dynamically.

What is happening on the Marketing front with customer acquisition?

We have been testing different campaigns to better understand our market and where we get the largest traction for our dollar. This is what we have found:

Google Ads: 350.00 (Daily Budget)
- 180 installs a day.
- 50% monthly subscribers
- 50% annual subscribers
- 7 day grace period (pilot)
- 3-7 new subscribers per day
- ARPU is averaging ~ 24.50
- Reduced uninstall rate from 60% to 35%.

Digital Marketing Campaign Pilot : 150.00 (daily budget)
- Increased organic installs from 10 to nearly 50 a day.
- Improved audiences filtering
- Created brand awareness
- Drove better install customer willing to stay with app. Meaning less uninstalls per a day / week / month.

How many installs have you had since you started marketing with this limited budget of 500 per a day?

We have grown from zero installs in March to over 18,000 installs! We are tracking to reach 20k installs by the end of August!

What we have found is that many of our active users, nearly 5,000 are using our app every day. Many of them are using our Lite edition and over the course of 30 days are subscribing to either monthly or annual subscriptions to avoid ads and get the most benefit from our app. We know that with a focused marketing campaign and budget we will be able to quickly move to a monthly install rate north of 20,000 users a month.